ThrillSeeker Media Group, Inc.



ANNUAL REPORT

180 NE 29th St

Miami, FL 33137

(305) 904-2352

https://thrillseeker.media/

This Annual Report is dated June 16, 2023.

BUSINESS

ThrillSeeker Media Group, Inc. ("**TMG**") is a content production house and talent/marketing agency specializing in virtual reality ("**VR**"), augmented reality ("**AR**"), and mixed reality markets*. TMG is a recently formed Delaware corporation that will operate from Miami, Florida. The founder of TMG (aka"**Thrill**") has assigned his brand, ThrillSeeker™ to TMG and he will lead the company as its Chief Executive Officer.

ThrillSeeker is a well-recognized voice in the VR and AR industry and has risen to prominence by guiding consumers and businesses through the adoption curve of VR and AR technology, principally through creating content that informs hundreds of thousands of viewers on a weekly basis. Every day the TMG team challenges itself to create impactful content that improves the awareness, reports advancements in tech, use cases, and capabilities, and comments on trends including where they may lead.

TMG will immediately begin generating revenue through, among other things, the operation of the ThrillSeeker Youtube channel, multi-channel advertising, industry partner relationships, merchandise sales, and industry events (both online and offline). The TMG team is aggressively scaling its service offerings catered to a global community of VR and AR gamers, esports professionals and teams, tech influencers, and industry personalities in order to capitalize on this generational paradigm shift in entertainment.

*VR, AR, and mixed reality are commonly referred to in the collection as falling into the category of 'extended reality' or "XR". Reference throughout this Memorandum to 'VR and AR' or 'XR' will generally refer to the more encompassing category of extended reality unless specified otherwise.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $80.00
Number of Securities Sold: 800,000
Use of proceeds: Operations
Date: August 18, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $344,341.39
Number of Securities Sold: 47,103
Use of proceeds: Operations
Date: September 30, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

We believe the Company could operate for at least six months without significant increases to revenue generation, provided, however, that we may need to raise additional capital depending on market conditions and the costs of executing our hiring plan and increasing our operational capacity.

Foreseeable major expenses based on projections:

The Company's primary expense is content production and distribution, the costs of which consists almost entirely of payroll expenses, fees for service providers, content capture equipment, and content editing equipment and software.

Future operational challenges:

Increasing viewership and market share in an increasingly crowded space is the Company's most immediate operational challenge. As described in our Roadmap, our current bottleneck is the pace at which we are able to release content. The XR industry has major developments on a regular basis and we need additional personnel to expedite our capture and editing process.

With greater operational capacity, our personnel will be able to focus on strengths, which will result in greater depth of coverage of the XR industry, higher volume of content, increase in organic growth, and higher revenues from advertising and brand partnerships.

Future challenges related to capital resources:

The market for personnel skilled in content capture and editing is competitive and costs of employing first class talent are significant. TMG will burn through significant capital while building out its capacity at the pace that is necessary to gain viewers and increase prominence in the XR industry.

TMG also plans to expand service offerings, which will include hiring executives, management, and operational personnel to stand-up new business lines.

Future milestones and events:

TMG's near term milestone will be increasing the number of creators that are distributing XR related content under the ThrillSeeker brand. This will significantly impact the scale of content production and the reach of the TMG brand. For more information about our specific milestones, please see "The Company and its Business – Current Stage and Roadmap.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $195,101.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cody Alfar aka "ThrillSeeker"

Cody Alfar aka "ThrillSeeker"'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: August, 2021 - Present

Responsibilities: As CEO, his responsibilities will include making all major company decisions, managing the development and execution of the company's services and products, recruiting other executive level personnel, and developing and executing the companies budget.

Position: Director

Dates of Service: August, 2021 - Present

Responsibilities: Appoint executives, report to stockholders

Other business experience in the past three years:

Employer: Sole Proprietor

Title: Sole Proprietor

Dates of Service: April, 2019 - Present

Responsibilities: Produce content for and manage ThrillSeeker Youtube Channel and ThrillSeeker discord community. This includes content sourcing, capture, production, editing, and distribution, as well as brand relationships.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Cody Alfar

Amount and nature of Beneficial ownership: 720,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 80,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 200,000 shares of Class A Common Stock of the Company to be issued as equity compensation. The amount outstanding does not assume these shares under the Equity Incentive plan will be exercised.

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors.

Class A Common Stock may be entitled to a vote upon the conversion of all Class B Common Stock into Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 767,103 outstanding.

Voting Rights

Voting Rights: One vote per share of Class B Common Stock

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares (including voting rights) would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed Liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the AR industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, or some amount less than the maximum amount, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that certain revenue lines and services that we are developing may never be operationalized, or they may never be used to engage in transactions. It is possible that the failure to launch certain service offerings and products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only business plans for certain services, including our plans for XR events taking place virtually. Delays or cost overruns in the development of our management services or XR events and failure of the offerings to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in hiring, changes in the market, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have services and products on the market and/or various respective service and product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services and products earlier than us, or superior offerings than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits ThrillSeeker Media Group, Inc. was formed on July 21, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ThrillSeeker Media Group, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and minimal revenue in relation to its planned expenses. If you are investing in this company, it's because you think that ThrillSeeker Media Group, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including content distribution, accounting, and legal work. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThrillSeeker Media Group, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThrillSeeker Media Group, Inc. could harm our reputation and materially negatively impact our financial condition and business. Our results of operations may be negatively impacted by the coronavirus outbreak In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries initiated travel restrictions to and from China, among other places. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our service offerings and products. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus. Our Independent Auditor's Report on our Financial Statements includes a "going concern" opinion The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before reaching profitable levels of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties. The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 16, 2023.

ThrillSeeker Media Group, Inc.

By   /s/ *Cody Alfar*

   Name: ThrillSeeker Media Group, Inc.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS



A NEW START
FINANCIAL & SOCIAL SERVICES

A 501(c)(3) Non-profit Charity Organization
Female entrepreneur and veteran driven institution
A Member of the American Society of Tax Problem Solvers
To empower and equip society with solutions to societal issues...

Office address:
2230 SW 70th Ave, Suite#2
Davie, FL, 33317-7131

Office: 1-855-496-6476
Email: Andrew@anewstartfs.org

May 18, 2023

Startengine Crowdfunding, Inc.
Barbara Flathers
4100 West Alameda Avenue, 3rd Floor
Burbank, CA 91505

Reference: Thrillseeker Financial Statements

Dear Barbara Flathers,
I, <u>Andrew Hoo </u>(Print Name), the <u>Executive Director</u> (Principal Executive Officers) of <u>A New Start: Financial & Social Services, Inc.</u> (Company Name), hereby certify that the financial statements of <u>Thrillseeker Media Group, Inc.</u> (Company Name) and notes thereto for the periods ending <u>December 31, 2021</u> (first Fiscal Year End of Review) and <u>December 31, 2022</u> (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of <u>$180,442.80</u>; taxable income of <u>$180,442.80</u> and total tax of <u>$37,908.85.</u>

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>May 3, 2023</u> (Date of Execution).

_____ (Signature)

<u>Executive Director</u> (Title)
<u>May 3, 2023</u> (Date)

Thrillseeker Media Group, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Bank Interest	0.57
Gaming Consultant	76,663.22
Investment Income	307,303.87
Sales	270,628.17
Total Income	654,595.83
Gross Profit	654,595.83
Expense	
Accounting Fees	4,300.00
Automobile Expense	920.88
Bank Service Charges	324.88
Electricity	1,671.26
Entertainment	1,398.39
Federal Income Tax Exspense	11,000.00
Gasoline	461.94
Independent Contractor	122,938.80
Information Technology	32,431.99
Insurance Expense	1,511.70
Internet Expenses	4,296.01
Legal fees	26,456.86
Meals	9,787.83
Moving Expense	1,500.00
Office Supplies	1,418.62
Parking & Tolls	215.00
Payroll Expenses	145,222.40
Payroll Processing Fee	1,828.00
Postage and Delivery	203.70
Rent	28,543.05
Square Processing fee	0.01
Supplies	64,135.74
Telephone Expense	88.00
Travel Expense	9,862.85
Utilities	2,280.24
Video Production Equipment	1,354.88
Total Expense	474,153.03
Net Ordinary Income	180,442.80
Net Income	**180,442.80**

Thrillseeker Media Group, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Bank Interest	14.29
Revenue	190,240.00
Total Income	190,254.29
Gross Profit	190,254.29
Expense	
Automobile Expense	2,702.59
Bank Service Charges	1,733.27
Computer and Internet Expenses	1,429.53
Dues and Subscriptions	2,346.46
Electricity	142.59
Entertainment	8,125.44
Gasoline	1,685.55
Independent Contractor	47,432.05
Insurance Expense	1,232.72
Local Tax	5.00
Meals and Entertainment	14,545.87
Moving Expense	215.07
Office Supplies	26,852.94
Parking & Tolls	210.32
Personal Grooming	110.94
Postage and Delivery	222.86
Professional Fees	670.00
Rent Expense	18,168.06
Telephone Expense	1,100.03
Travel Expense	3,492.96
Uniform	266.05
Utilities	2,780.82
Video Production Equipment	362.73
Total Expense	135,833.85
Net Ordinary Income	54,420.44
Net Income	**54,420.44**

Thrillseeker Media Group, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Cash	3,000.50
Chase	195,101.06
StartEngine	85.00
Total Checking/Savings	198,186.56
Accounts Receivable	
Accounts Receivable	8,036.18
Total Accounts Receivable	8,036.18
Total Current Assets	206,222.74
Fixed Assets	
Accumulated Depreciation	-30,099.24
Furniture and Equipment	5,099.24
Production Equipment	25,000.00
Total Fixed Assets	0.00
Other Assets	
Company Investments	5,100.00
Intellectual Property	232,599.39
Total Other Assets	237,699.39
TOTAL ASSETS	**443,922.13**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Federal Income Taxes Payable	11,000.00
Shareholder loan	188,537.65
Total Other Current Liabilities	199,537.65
Total Current Liabilities	199,537.65
Total Liabilities	199,537.65

Thrillseeker Media Group, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
Equity	
Opening Balance Equity	30,099.24
Retained Earnings	33,842.44
Net Income	180,442.80
Total Equity	244,384.48
TOTAL LIABILITIES & EQUITY	**443,922.13**

Thrillseeker Media Group, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
USAA CHECKING	26,535.42
Total Checking/Savings	26,535.42
Total Current Assets	26,535.42
Fixed Assets	
Furniture and Equipment	5,099.24
Investments	700.00
Production Equipment	25,000.00
Total Fixed Assets	30,799.24
Other Assets	
Intellectual Property	190,000.00
Total Other Assets	190,000.00
TOTAL ASSETS	**247,334.66**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Sallie Mae Loan	-410.66
Shareholder loan	-21,675.12
Total Other Current Liabilities	-22,085.78
Total Current Liabilities	-22,085.78
Total Liabilities	-22,085.78
Equity	
Opening Balance Equity	190,000.00
Retained Earnings	25,000.00
Net Income	54,420.44
Total Equity	269,420.44
TOTAL LIABILITIES & EQUITY	**247,334.66**

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	1,000,000	$ 0	$ -	$ -	$ 0.01
Issuance of founders stock	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	21,675	-	21,675
Net income (loss)	-	-	-	-	-	54,420	-
31-Dec-21	-	$ -	-	$ 0	$ 21,675	$ 54,420	$ 21,675
Shares issued for services	-	-	-	0	-	-	0
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	180,443	-
31-Dec-22	-	$ -	-	$ 0	$ 21,675	$ 234,863	$ 21,675
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	.
31-Dec-23	-	$ -	-	$ 0	$ 21,675	$ 234,863	$ 21,675

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Cell: Q4
Comment: davidg:
        If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg:
        If totals are positive, changed to "Stockholders' Equity"

Thrillseeker Media Group, Inc.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	180,442.80
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-8,036.18
Federal Income Taxes Payable	11,000.00
Sallie Mae Loan	-2,217.67
Shareholder Interest	5,599.57
Shareholder loan	-41,656.98
Net cash provided by Operating Activities	145,131.54
INVESTING ACTIVITIES	
Company Investments	-4,300.00
Intellectual Property	-42,599.39
Net cash provided by Investing Activities	-46,899.39
FINANCING ACTIVITIES	
Opening Balance Equity	24,499.67
Net cash provided by Financing Activities	24,499.67
Net cash increase for period	122,731.82
Cash at beginning of period	75,454.74
Cash at end of period	**198,186.56**

Thrillseeker Media Group, Inc.
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	54,520.44
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Sallie Mae Loan	2,217.67
Shareholder loan	230,194.63
Net cash provided by Operating Activities	286,932.74
INVESTING ACTIVITIES	
Accumulated Depreciation	30,099.24
Furniture and Equipment	-5,099.24
Company Investments	-800.00
Intellectual Property	-190,000.00
Net cash provided by Investing Activities	-165,800.00
FINANCING ACTIVITIES	
Retained Earnings	-85,531.76
Net cash provided by Financing Activities	-85,531.76
Net cash increase for period	35,600.98
Cash at beginning of period	39,853.76
Cash at end of period	**75,454.74**



A NEW START
FINANCIAL & SOCIAL SERVICES

Office address:
2230 SW 70th Ave, Suite#2
Davie, FL, 33317-7131

Office: 1-855-496-6476
Email: Andrew@anewstartfs.org

A 501(c)(3) Non-profit Charity Organization
Female entrepreneur and veteran driven institution
A Member of the American Society of Tax Problem Solvers
To empower and equip society with solutions to societal issues…

May 18, 2023

Startengine Crowdfunding, Inc.
Barbara Flathers
4100 West Alameda Avenue, 3rd Floor
Burbank, CA 91505

Reference: Notes to the Thrillseeker Financial Statements

Dear Barbara Flathers,
This is our analysis of his P&L statement and Balance Sheet as of December 31, 2021 and
December 31, 2022:

NOTE 1 – NATURE OF OPERATIONS
Thrillseeker Media Group, Inc. was formed on July 21, 2021, ("Inception") in the State of
Delaware.   The financial statements of Thrillseeker Media Group Inc.(which may be referred to
as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles
generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters
are located in Miami, Florida.

Thrillseeker Media Group, Inc. is a Gaming Consultant company that reviews and tests video
games. They make reviews, evaluate video games, and provide feedback and design changes, to
gaming companies. They also post their reviews, gaming tips, and hacks on their wildly popular
YouTube channel. Their main focus is Virtual Reality (VR) and Augmented Reality (AR) and they
also invite the public to join their live streams and communicate with fans and viewers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to
make certain estimates and assumptions that affect the reported amounts of assets and
liabilities, and the reported amount of expenses during the reporting periods. Actual results
could materially differ from these estimates. It is reasonably possible that changes in estimates
will occur in the near term.

Fair Value of Financial Instruments:
Fair value is defined as the exchange price that would be received for an asset or paid to
transfer a liability (an exit price) in the principal or most advantageous market for the asset or
liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:
The Company recognizes revenues from their Gaming Consulting work and their YouTube Channel as they test, review, and post videos on current and upcoming and video games when the following occurs:

a) Persuasive evidence that an agreement exists.
b) The service has been performed
c) The prices are fixed and determinable and not subject to refund or adjustment
d) Collection of the amounts due is reasonably assured.

Income Taxes:
The Company applies Accounting Standards Codification ("ASC 740") for Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the

amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and <u>Delaware</u> state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk:
The Company maintains its cash with JPMorgan Chase Bank, N.A., a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Thrillseeker Media Group, Inc. has inventory and property plant and equipment. They have desks, chairs, gaming computers, computer screens, Virtual Reality equipment, Augmented Reality equipment, and cameras.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
The Company is currently not involved with or know of any pending or threatening litigation against it or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock:
The Company has not authorized the issuance of any shares of their common stock with par value. As of December 31, 2022, the company has currently 1,000,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Company does not have any related party transactions and has normal operating transactions like salaries, equipment, independent contractors, etc.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2022, through May 18, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

We regularly speak the Company often enough to know their business operations and we have been dealing with them for one year now. We find no problems or irregularities in regards to their financials or the health of their business. We would whole heartily recommend them for a funding based on both their financials and business health.

Please feel free to contact me with any question you may have at the contact information above.

Sincerely,

Andrew Hoo, BSTM, LCAM, CAM
Executive Director

and

Jeff Willard, CPA
Director of Tax and Accounting Services

CERTIFICATION

I, Cody Alfar, Principal Executive Officer of ThrillSeeker Media Group, Inc., hereby certify that the financial statements of ThrillSeeker Media Group, Inc. included in this Report are true and complete in all material respects.

Cody Alfar

CEO